UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

TCG BDC II, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
N/A
(CUSIP Number)

Sanjay Agarwal
Chief Financial Officer, NCB Capital (DIFC) Limited
1904, Level 19, Index Tower (East wing)
 Dubai International Financial Centre
Dubai, United Arab Emirates
Ph: +971 4 3184800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. N/A	13D

1	NAMES OF REPORTING PERSONS
The National Commercial Bank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,591,593.743

	8	SHARED VOTING POWER
363,453.688

	9	SOLE DISPOSITIVE POWER
5,591,593.743

	10	SHARED DISPOSITIVE POWER
363,453.688

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,995,047.431

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.18%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 29,701,801 shares of Common Stock issued and outstanding effective September 25, 2019 (as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2019). If this calculation were based on the total number of shares of Common Stock that will be issued and outstanding effective on or around November 6, 2019, which is 35,549,112 (as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on October 28, 2019), the percentage of Common Stock of the Issuer that would be beneficially owned, in the aggregate, by NCB and NCBCC would be 16.86%.  Please see Item 5 below.

CUSIP No. N/A	13D

1	NAMES OF REPORTING PERSONS
NCB Capital Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
363,453.688

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
363,453.688

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
363,453.688

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.10%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 29,701,801 shares of Common Stock issued and outstanding effective September 25, 2019 (as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on September 16, 2019).

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D originally filed with SEC on May 14, 2019 ( the “Original Schedule 13D”), and is filed by the Reporting Persons with respect to the common stock, par value $0.01 per share (“Common Stock”) of TCG BDC II, Inc., a Maryland corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Original Schedule 13D, unless otherwise indicated.

Item 1.	Security and Issuer

This Amendment No. 4 relates to Common Stock of the Issuer.  The address of the principal executive office of the Issuer is 520 Madison Avenue, 40th Floor, New York, NY 10022.

Item 2.	Identity and Background

(a) This statement is being jointly filed by:

i.	The National Commercial Bank (“NCB”); and

ii.	The NCB Capital Company (“NCBCC”) (the entities listed in subparagraphs (i) and (ii) are jointly referred to herein as the “Reporting Persons” and each individually as a “Reporting Person”).

NCB is the parent entity of NCBCC.

(b) The principal business office of NCB is King Abdul Aziz Street, P.O. Box 3555, Jeddah, Saudi Arabia 21481. The principal business office of NCBCC is 4th Floor, Tower B, NCB Regional Building, King Saud Road, P.O. Box 22216, Riyadh, Saudi Arabia 11495.

(c) The principal business of NCB is to provide various banking products and services in Saudi Arabia. The principal business of NCBCC is to provide financial advisory services to clients in Saudi Arabia. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

(d) (e) During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule 1 hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and supplemented as follows:

On October 25, 2019 (the “October 2019 Transaction Date”), (i) NCB acquired 789,765 shares of Common Stock of the Issuer in a private placement transaction, for an aggregate purchase price of $16,292,851.95, pursuant to a subscription agreement dated October 22, 2018 (“NCB Subscription Agreement”), and (ii) NCBCC acquired 51,335 shares of Common Stock of the Issuer in a private placement transaction, for an aggregate purchase price of $1,059,041.05, pursuant to a subscription agreement, dated October 22, 2018 (“NCBCC Subscription Agreement”). The purchase price for each of the transactions described in clauses (i) and (ii) above was funded by the working capital of NCB and NCBCC, respectively.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented as follows:

The purpose of the transactions described in Item 3 of this Amendment No. 4 to the Original Schedule 13D is to increase the Reporting Persons’ ownership of the Company through the acquisition of additional Common Stock, in accordance with their obligations under their respective Subscription Agreements.

The Reporting Persons have not acquired the shares of Common Stock of the Issuer with any purpose, or with the effect, of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  Except as disclosed herein, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and supplemented as follows:

(a) and (b):  As of the October 2019 Transaction Date, NCB beneficially owned 5,591,593.743 shares of Common Stock of the Issuer, of which (i) 363,453.688 shares are held directly by NCBCC and (ii) 5,591,593.743 shares are held directly by NCB, which, in the aggregate, represents 20.18% of the issued and outstanding shares of Common Stock of the Issuer as of the Date of this Amendment No. 4.  The percentage ownership was calculated based on 29,701,801 shares of Common Stock issued and outstanding effective September 25, 2019 (as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 16, 2109).  If this calculation were based on the total number of outstanding shares of Common Stock that will be outstanding when these shares are issued on or around November 6, 2019, which is 35,549,112 (as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on October 28, 2019), the percentage of Common Stock of the Issuer, beneficially owned, in the aggregate, by NCB and NCBCC would be 16.86%.

NCB does not and will not direct NCBCC’s voting of Common Stock of the Issuer over which the Reporting Persons have shared voting power, as disclosed above.   NCBCC likewise does not and will not direct NCB’s voting of Common Stock over which they have shared voting power. Additionally, each of the Reporting Persons does and will control its own acquisition or disposition of such stock.  Each Reporting Person disclaims beneficial ownership of the reported shares of Common Stock of the Issuer held directly by the other Reporting Person.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that the Reporting Persons constitute a “group” (within the meaning of Section 13(d)(3) of the  Exchange Act  and Rule 13d-5 thereunder).

(c)  Except as disclosed in the Original Schedule 13D, Amendment No. 3 and this Amendment No. 4 thereto, the Reporting Persons have not effected any transaction in the shares of Common Stock of the Issuer during the past 60 days.

(d)  No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule 1 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is amended and supplemented to add the following exhibit:

99.1*	Joint Filing Agreement, dated October 29, 2019.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: October 29, 2019

THE NATIONAL COMMERCIAL BANK

By:	/s/ Ali Shubbar
Name: Ali Shubbar
Title: Head, Treasury Operations & Bahrain Operations

By:	/s/ Reem Al-Majed
Name: Reem Al-Majed
Title: Treasurer – Bahrain Branch

NCB CAPITAL COMPANY

By:	/s/ Wisam Fasihaldin
Name: Wisam Fasihaldin
Title: Chief Finance Officer

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, country of citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

The National Commercial Bank

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Ramzy Darwish	Saudi Arabia	Head Principal Strategies, Authorized Signatory	Head Principal Strategies	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Ali Shubbar	Bahrain	Head, Treasury Operations & Bahrain Operations, Authorized Signatory	Head, Treasury Operations & Bahrain Operations, Authorized Signatory	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Faisal Omar AlSakkaf	Saudi Arabia	Chief Executive Officer	Chief Executive Officer	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Lama Ahmed Ghazzaoui	Saudi Arabia	Chief Finance Officer	Chief Finance Officer	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Saeed Mohammed Al Ghamdi	Saudi Arabia	Chairman	Chairman	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Rashid Ibrahim Sharif	Saudi Arabia	Deputy Chairman	Head of Domestic Investments	Public Investment Fund Ministry of Finance – Kingdom of Saudi Arabia Building, King Abdulaziz Road, 6th Floor, Al Wazarat Area, 6847, Saudi Arabia, Riyadh 11452

Reem Al-Majed	Saudi Arabia	Treasurer – Bahrain Branch	Treasurer – Bahrain Branch	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Ahmed H. Mousa	Saudi Arabia	General Manager – Bahrain Branch	General Manager – Bahrain Branch	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Anees Ahmed Moumina	Saudi Arabia	Director	Chief Executive Officer	Savola Group Savola Tower, Ashati District, Jedda, Prince Faisal Bin Fahd Road, Savola Group 2444 Taha Khusaifan-Ahati Unit No. 15. Jeddah 23511-7333

David Jeffrey Meek	United Kingdom	Director	Independent Director	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Marshall Charles Bailey	United Kingdom	Director	Independent Director	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Saud Sulaiman Al Juhani	Saudi Arabia	Director	Assistant Governor for Pensioners	Public Pension Agency PO Box 18364, Riyadh 11168, Saudi Arabia

Mohammed Ali Al Hokal	Saudi Arabia	Independent Director	Independent Director	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Ziad Mohamed Tunis	Saudi Arabia	Independent Director	Independent Director	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Ziad Abdulrahman Al Gwaiz	Saudi Arabia	Independent Director	Independent Director	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

NCB Capital Company

Name and Business Address	Country of Citizenship	Capacityin which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Wisam.Fasihaldin	Saudi Arabia	Chief Finance Officer	Chief Finance Officer	NCB Capital Company 4th floor, Tower B, NCB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

Sarah Jammaz Al Suhaimi	Saudi Arabia	Chief Executive Officer/Director	Chief Executive Officer/Director	NCB Capital Company 4th floor, Tower B, NCB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

David Jeffrey Meek	United Kingdom	Vice Chairman	Independent Director	NCB Capital Company 4th floor, Tower B, NCB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

Saeed Mohammed Al Ghamdi	Saudi Arabia	Chairman	Chairman	The National Commercial Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Tala Ahmed Al Suhaimi	Saudi Arabia	Director	Independent Director	NCB Capital Company 4th floor, Tower B, NCB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

Adnan Adulfattah Soufi	Saudi Arabia	Director	Independent Director	NCB Capital Company 4th floor, Tower B, NCB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

Abdullah Fahad Al Adbuljabbar	Saudi Arabia	Director	Independent Director	NCB Capital Company 4th floor, Tower B, NCB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia